

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2009

via U.S. mail and facsimile to (214) 520-3414

Mr. B.B. Tuley, Principal Financial Officer
Extensions, Inc.
770 South Post Oak Lane, Suite 330
Houston, TX 77056

      RE: Extensions, Inc.
             Form 10-K/A for the year ended December 31, 2008
             File No. 0-26493

Dear Mr. Tuley:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

               Sincerely,

               Terence O'Brien
               Branch Chief